FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-

AstraZeneca PLC (the “Company”)

Amended and Restated Articles of Association

On 18 May, 2018, amended and restated Articles of Association were adopted at the Company’s 2018 Annual General Meeting of Shareholders (the “Articles of Association”). A copy of the Articles of Association is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this report (including the exhibits hereto) is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-214756 and Forms S-8 (File No. 333-09062, No. 333-124689, No. 333-152767, No. 333-170381 and No. 333-216901).

Exhibit List

Exhibit	Description

99.1	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 10 August 2018	By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary